UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHANNELADVISOR CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

159179100
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159179100	Page 2 of 11 Pages

1.	Name of Reporting Persons Advanced Technology Ventures VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒1
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 159179100	Page 3 of 11 Pages

1.	Name of Reporting Persons Advanced Technology Ventures VII (B), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒1
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 159179100	Page 4 of 11 Pages

1.	Name of Reporting Persons Advanced Technology Ventures VII(C), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒1
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 159179100	Page 5 of 11 Pages

1.	Name of Reporting Persons ATV Entrepreneurs VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒1
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 159179100	Page 6 of 11 Pages

1.	Name of Reporting Persons ATV Associates VII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒1
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 159179100	Page 7 of 11 Pages

Introductory Note: This Statement on Schedule 13G/A is filed on behalf of Advanced Technology Ventures VII, L.P., a limited partnership organized under the laws of the State of Delaware (“ATV VII”), Advanced Technology Ventures VII (B), L.P., a limited partnership organized under the laws of the State of Delaware (“ATV VII-B”), Advanced Technology Ventures VII(C), L.P., a limited partnership organized under the laws of the State of Delaware (“ATV VII-C”), ATV Entrepreneurs VII, L.P., a limited partnership organized under the laws of the State of Delaware (“ATVE VII”) and ATV Associates VII, L.L.C., a limited liability company organized under the laws of the State of Delaware (“ATVA VII” and collectively with ATV VII, ATV VII-B, ATV VII-C and ATVE VII, the “ATV Entities”) in respect of shares of common stock of ChannelAdvisor Corporation. The ATV Entities expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

Item 1.

(a)	Name of Issuer

ChannelAdvisor Corporation

(b)	Address of Issuer’s Principal Executive Offices

2701 Aerial Center Parkway
Morrisville, NC 27560

Item 2.

(a)	Name of Person Filing

Advanced Technology Ventures VII, L.P.
Advanced Technology Ventures VII (B), L.P.
Advanced Technology Ventures VII(C), L.P.
ATV Entrepreneurs VII, L.P.
ATV Associates VII, L.L.C.

(b)	Address of Principal Business Office or, if none, Residence

500 Boylston Street, Suite 1380, Boston, Massachusetts 02116

CUSIP No. 159179100	Page 8 of 11 Pages

(c)	Citizenship

Each of ATV VII, ATV VII-B, ATV VII-C and ATVE VII are limited partnerships organized in the State of Delaware. ATVA VII is a limited liability company organized in the State of Delaware.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

159179100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of December 31, 2013:

Advanced Technology Ventures VII, L.P	0
Advanced Technology Ventures VII (B), L.P.	0
Advanced Technology Ventures VII(C), L.P.	0
ATV Entrepreneurs VII, L.P.	0
ATV Associates VII, L.L.C.	0

(b)	Percent of Class as of December 31, 2013:

Advanced Technology Ventures VII, L.P	0.0%
Advanced Technology Ventures VII (B), L.P.	0.0%
Advanced Technology Ventures VII(C), L.P.	0.0%
ATV Entrepreneurs VII, L.P.	0.0%
ATV Associates VII, L.L.C.	0.0%

(c)	Number of shares as to which the person has, as of December 31, 2013:

(i)	Sole power to vote or to direct the vote

Advanced Technology Ventures VII, L.P	0
Advanced Technology Ventures VII (B), L.P.	0
Advanced Technology Ventures VII(C), L.P.	0
ATV Entrepreneurs VII, L.P.	0
ATV Associates VII, L.L.C.	0

CUSIP No. 159179100	Page 9 of 11 Pages

(ii)	Shared power to vote or to direct the vote

Advanced Technology Ventures VII, L.P	0
Advanced Technology Ventures VII (B), L.P.	0
Advanced Technology Ventures VII(C), L.P.	0
ATV Entrepreneurs VII, L.P.	0
ATV Associates VII, L.L.C.	0

(IV)	Sole power to dispose or to direct the disposition of

Advanced Technology Ventures VII, L.P	0
Advanced Technology Ventures VII (B), L.P.	0
Advanced Technology Ventures VII(C), L.P.	0
ATV Entrepreneurs VII, L.P.	0
ATV Associates VII, L.L.C.	0

(iv)	Shared power to dispose or to direct the disposition of

Advanced Technology Ventures VII, L.P	0
Advanced Technology Ventures VII (B), L.P.	0
Advanced Technology Ventures VII(C), L.P.	0
ATV Entrepreneurs VII, L.P.	0
ATV Associates VII, L.L.C.	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 159179100	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 10, 2015

Advanced Technology Ventures VII, L.P.

By: ATV Associates VII, L.L.C., its General Partner

By:	/s/ Jean George
Authorized Signatory

Advanced Technology Ventures VII (B), L.P.

By: ATV Associates VII, L.L.C., its General Partner

By:	/s/ Jean George
Authorized Signatory

Advanced Technology Ventures VII(C), L.P.

By: ATV Associates VI, L.L.C., its General Partner

By:	/s/ Jean George
Authorized Signatory

ATV Entrepreneurs VII, L.P.

By: ATV Associates VII, L.L.C., its General Partner

By:	/s/ Jean George
Authorized Signatory

ATV Associates VII, L.L.C.

By:	/s/ Jean George
Authorized Signatory

CUSIP No. 159179100	Page 11 of 11 Pages

EXHIBITS

A:	Joint Filing Agreement (Incorporated by reference from Exhibit A to Schedule 13G filed on February 13, 2014).